
sodastream
a smarter way to enjoy soda
sodastream

Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

These statements include descriptions regarding the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue," the negative of these terms and other comparable terminology. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under "Risk Factors" in the registration statement, that may cause the Company's actual results, performance or achievements to differ materially from those set forth in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or this offering.

sodastream

Our mission

SodaStream seeks to revolutionize the beverage industry by providing a better alternative and environmentally friendly way for consumers to enjoy their own refreshing carbonated drinks.

Vast global market opportunity


Carbonated beverages $264 billion
Carbonated soft drinks $225 billion
Sparkling water $39 billion

Source: Euromomitor (2010) for off-premise beverage consumption

Investment highlights

- Proven Razor / Razor Blade Business Model
  - Highly profitable established markets in Western Europe
- Significant Global Growth Opportunities
  - US is the largest CSD market and currently only ~30% of our sales
  - Many other large, untapped markets around the world such as Brazil & India
- Strong Evidence of Consumer Adoption in New Markets
  - Consumable data demonstrates product "stickiness"
- Multiple Compelling Consumer Benefits
  - Convenience, Value, Environment, Health, Customizable

sodastream

Company snapshot

- World leader in manufacturing and distribution of home carbonation systems
- Estimated 5 million active consumers
- Products sold at over 50,000 retail stores worldwide, including over 9,500 stores in the U.S.
- Presence in 42 countries, 27 entered since 2007
  - 56% W. Europe / 26% Americas / 18% CEMEA & Asia-Pac[1]
- Global manufacturing and supply chain
  - 12 production sites / 8 CO_2 refilling facilities / 1,500 employees
- Recent focus on new market growth via increased A&P
- Last 12 months revenue of €206.7MM (**45% growth**) and adj. net income of 24.5MM (**86% growth**)


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[1] Represents nine month period ending 09/30/11

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Complete carbonation system



Soda makers:
- Large variety of designs and price points
- Durable and easy to use

\+

Carbonating bottles:
- Transparent, high-pressure resistant
- Reusable
- Hermetically-sealing cap
- BPA-free
- Glass or plastic varieties

\+

CO_2 cylinders:
- Up to 130 liters carbonated water per refill
- Consumers exchange empty cylinders for full ones at retail locations or home delivery via internet/phone

\+

Flavors:
- Full range of regular, diet and "All-Natural" soft drink flavors, mixers and energy drinks
- Less sugar and carbs than leading brands; no high-fructose corn syrup
- Healthy & "functional"

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Compelling consumer benefits

- **Convenient**
  - No heavy bottles to carry from the store; saves space; no return of "empties"
- **Cost effective**
  - Saves up to 70% for sparkling water and up to 30% for carbonated soft drinks; "fizz-preserving" cap means less wasted flat soda
- **Promotes health and wellness**
  - No high-fructose corn syrup, 1/3 of the carbohydrates, calories than popular soft drink brands; Diets contain Splenda®; All-Natural flavors; promotes greater water consumption
- **Customizable**
  - Prepare beverages exactly the way you like them
- **Environmentally friendly**
  - Avoids the pollution caused by the production, packaging and transport of bottled beverages; 1 SodaStream bottle replaces over 10,000 conventional ones
- **Fun and easy to use**

sodastream

Razor/razor blade business model

Soda makers sold (in thousands)


2,000
1,500
1,000
500
0
730
877
1,057
1,922
1,210
1,943
2007
2008
2009
2010
Q1-Q3-10
Q1-Q3-11
% growth
20.1%
20.5%
81.9%
60.5%

Illustrative annual consumable purchases[1]



3 units | 4 units | 1 unit

[1]Based on average estimated consumable purchases per active user

Market development case study:
US unit sales volume


Soda makers
CO2 refills
Flavors
Qty000
2,700
2,250
1,800
1,350
900
450
0
97
368
393
370
787
1,644
161
521
838
483
1,063
2,575
2009
2010
Q1-Q3-10
Q1-Q3-11

Market development case study:
France unit sales volume


Soda makers
CO2 refills
Flavors
Qty000
2,250
1,800
1,350
900
450
0
123
158
656
223
412
1,660
146
280
1,244
249
735
2,531
2009
2010
Q1-Q3 10
Q1-Q3 11

Razor/razor blade business model



Soda makers sold (in thousands)
2,000
1,500
1,000
500
0
730
877
1,922
1,943
2007
2008
% growth
Illustrative annual consumable purchases
unit
Market development
US unit sales volume
Qty000
2,700
2,250
1,800
1,350
900
450
0
97
368
393
370
787
161
521
838
483
2009
2010
Q1-Q3-10
Q1-Q3-11
Flavors
2,531
900
450
0
123
158
656
223
412
146
280
249
735
2009
2010
Q1-Q3 10
Q1-Q3 11
Illustrative annual consumable purchases
4 units
8 units
2 units

sodastream

Consumables generate sustainable, long-term revenue for SodaStream

Soda maker	Consumables			Revenue (4 years)
$50	$76	$16	$47	$139
		+ 	+ 	=
	Exchangeable CO_2 cylinders	Carbonation bottles	Flavors	

Attractive business model driven by recurring purchases of high-margin consumables

Note: Based on average estimated 4-year value from consumer; assumes USD/EUR exchange rate of 1.4183 as of 03/31/11

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Product mix drives profitability

Highlights

- Soda maker sales are profitable
- Product mix shift to consumables translates into higher-margin financial profile as markets mature

Q1-Q3 11 sales (€ volume) by product



Consumables, 43%
Starter kits, 57%

Market comparison: From start-up to established market (sales € volume by product)

Soda maker sales → *Increase installed base* → *Increased consumables* → *Higher margins*

United States (Q1-Q3 '11) – Early Stages



Consumables 46%
Starter Kits 54%

Switzerland (Q1-Q3 '11) – More Developed



Consumables 81%
Starter Kits 19%

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Established vs. New Markets
Average quarterly revenue : 2007-2011(Q3)



Old markets
New markets
€000's
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Q1
Q2
Q3
Q4

- Established markets follow typical beverage consumption seasonal trends
- Sales in new markets, particularly the U.S. are stronger during holiday period
- Gap between established and new markets has been closing

Figures represent ~84% of global business in 2011

Growth strategy

Grow installed base

- **Product development**
  - Enhanced features and designs
- **Consumer awareness & demand**
  - Brand-building activities – PR, advertising, in-store demonstrations
- **Expand market**
  - Focus on U.S. opportunity
  - Add new countries
  - Penetrate new channels

Cultivate users for life

- **Accessibility of consumables**
  - Reaching mass market & multi-channel coverage
- **Loyalty marketing**
  - Referrals, membership programs & incentives, user ambassadors
- **Innovative product offerings**
  - Continual introduction of new and on-trend flavors and natural CO_2
  - Upgrade programs & products

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Growth via product development

Soda Makers

Electric (2012), Fizz Chip, Penguin, ECO, Karim Rashid, Crystal



Flavors

120+ flavors including organic (2012), All-Natural, Functional, Local



CO_2 & Bottles

"To-Go," Dishwasher safe, Natural CO_2, Glass, Limited edition



Future Products

Restaurant/Office, Refrigerator, Under-Sink, Wall-mounted



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Growth via brand education / "heat"

In-store

- Demonstrations, POS video
  - *25,000 demo-days in Q4'11*
- Feature & Display
- Controlled distribution & SKU management

Out-of-store

- Celebrity endorsement
  - *Key radio talk shows in Q4'11*
- Internet & affiliates
- PR & social media
- Advertising
- Word of mouth / Referral programs



sodastream
Sodastream "Bontà Frizzante"

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Brand Education: Support from key retailers


BED BATH &
TURN WATER INTO SODA IN SECONDS
Genesis Soda Maker
99.99
BEYOND

BED BATH & BEYOND

Holiday circular cover


Just the Right Sparkle
Meet the SodaStream Fizz
BUY NOW ▸
SAVE $30

WILLIAMS-SONOMA

E-mail blast

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Brand Education: Point of sale in-store video


sodastream
no lugging
no storage
sodastream
Turn water into sparkling water
and soda in seconds!
sodastream

sodastream

Brand Education – Out-of-store
"The Cage" exhibit unveiled by Susan Sarandon



1 family. 5 years. 10,657 bottles & cans.
SodaStream reusable bottle can replace all of this.

sodastream

Brand Heat: Out-of-store TV placements

Two and a Half Men



Brand Heat: Out-of-store TV placements

30 Rock


THE VOICE
TUES 9/8c

Growth via market expansion

- SodaStream products sold in 42 countries, including 27 entered since 2007



Americas: 26%[1]
+134% Y/Y
Western Europe: 56%[1]
+18% Y/Y
CEMEA: 12%[1]
+45% Y/Y
Asia-Pacific: 6%[1]
+67% Y/Y

- Represents most significant market opportunity
- Historically strong market with growth accelerated by recent acquisition
- Highly popular in 1970s and 1980s with strong brand equity and recent re-launch
- High household penetration rates (~20%) with greater proportion of high-margin consumables
- Distributor markets with substantial opportunity
- Fastest growing market in CEMEA, with increasing sales from consumables

Direct subsidiary (12)
Distributor, pre-2007 (3)
Distributor market entered since 2007 (27)

[1] Percentage of 1st 9mo. 2011 sales

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Germany



Sweden


SCANPART
SAMSUNG
SIEMENS
AGA
SIEMENS
Cylinda
GRAM
SCANPART
AEG
Hotpoint
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat

Sweden


tvätt
Sodastream

Finland



kodinkoneet
ruuanlaitto
kassa
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Italy


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Australia



Canada



Belgium


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Taiwan


sodastream
氣泡水機
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dyson


恆隆行
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UK (Selfridges)




BED BATH &
BEYOND
bloomingdale's


macy's
SODASTREAM
HOME SODA MAKER
SODASTREAM
Cuisinart

Strong U.S. rollout
Productivity varies by type of retail

Select U.S. retail relationships

2011
TARGET
COSTCO WHOLESALE
JCPenney
BON-TON
BEST BUY
BARTELL DRUGS

2010
BED BATH & BEYOND
Sears
Crate&Barrel
SHOPKO
le gourmet chef
KITCHEN COLLECTION

2009
Sur La Table
bloomingdale's
KOHL'S expect great things
★macy's

2008
WILLIAMS-SONOMA

Last 6 Quarters Retail Rollout – Door Count

	Q3'10	Q4'10	Q1'11	Q2'11	Q3'11	Q4'11	CO2 Exchange
Bartell Drugs				55	55	55	✓
Bed, Bath and Beyond	30	950	955	960	965	965	✓
Best Buy					730	1000	
BJ's	190	190	190	190	190	0	
Bloomingdale's	30	30	30	30	30	30	
BonTon				255	255	255	✓
Boscov's			10	40	40	40	✓
Costco					10	240	
Crate and Barrel	85	85	85	85	85	85	✓
Haggen					30	30	✓
Hy-Vee					25	100	✓
JCPenney				630	630	630	
Kitchen Collection	175	225	220	210	210	210	✓
Kohl's	300	300	1090	1090	1090	1090	
Le Gourmet Chef	80	80	80	70	70	70	✓
Macy's	450	450	450	635	635	635	✓
Military					10	20	✓
Meijer	195	195	0	0	0	195	
Sears		430	430	430	430	430	
Shopko	135	135	135	135	135	135	✓
Staples					30	1140	✓
Sur La Table	80	80	80	80	80	80	✓
Target						1100	
Williams-Sonoma	270	270	270	270	270	270	✓
Other Accounts							
Independents / Small Chains	480	605	625	710	745	745	625
Total Doors	**2,500**	**4,025**	**4,650**	**5,875**	**6,750**	**9,550**	**4,785**

sodastream

U.S. retail strategy

- **Continue strong door productivity**
  - Increase soda maker and flavor SKU count on shelves; Add CO2 exchange

	Holiday 2010	Holiday 2011
Bed Bath & Beyond	1 Sodamaker / 11 Syrups	3 Sodamakers / 35 Syrups
Macy's	1 Sodamaker / 10 Syrups	4 Sodamakers / 15 Syrups
Bloomingdales	3 Sodamakers / 11 Syrups	4 Sodamakers / 23 Syrups
Sur-La-Table	3 Sodamakers / 13 Syrups	4 Sodamakers / 19 Syrups

  - Invest for in-store activities; demonstrations, video monitors, etc.

- **Test and Rollout to new retailers**
  - New retail typically "tests" by selling in a limited number of stores, learning how to message and sell the system, gathering consumer feedback
  - SodaStream and retailer review the test and determine the details and timing of the rollout

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Record Q3: Revenues



Quarterly Sales 2009-2011 (€MM's)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
21.5
30.2
45.1
24.3
38.5
53.3
27.7
42.0
58.3
31.5
50.0
Q1
Q2
Q3
Q4
2009
2010
2011

		Q1	Q2	Q3	Q4	FY
Consolidated growth	**2010**	**40.4%**	**58.3%**	**51.7%**	**58.5%**	**53.0%**
	2011	**49.5%**	**38.3%**	**38.9%**		
Americas growth	**2010**	**99.5%**	**116.4%**	**254.4%**	**238.0%**	
	2011	**152.6%**	**135.8%**	**124.4%**		

sodastream

Adjusted EBITDA*growth: 2009 - 2011



2009
2010
2011
€20
€15
€10
€5
€0
2.3
3.2
6.8
1.3
3.7
7.7
3.7
5.7
9.9
5.9
6.2
13.2
18.8
Q1
Q2
Q3
Q4
FY

		Q1	Q2	Q3	Q4	FY
Consolidated growth	2010	42.0%	181.2%	52.8%	4.4%	42.3%
	2011	111.2%	107.6%	73.4%		

*Adjusted for management fees & share-based payments

Record Q3: Machines and CO2 Sales



Quarterly Machine Sales 2009-2011 (unit MM's)
800
700
600
500
400
300
200
100
0
184
297
592
203
463
634
285
449
717
385
712
Q1
Q2
Q3
Q4
2009
2010
2011



CO2 Refill Quantities* (unit MM's)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1.9
2.3
2.9
2.1
2.5
3.4
2.2
2.8
3.6
2.3
2.7
Q1
Q2
Q3
Q4
2009
2010
2011

*Includes spare cylinders

sodastream

Long-term financial drivers & growth targets

Drivers

- Continue rapid U.S. expansion
  - 134% revenue growth 1st 9 mo. 2010-2011
- Further expansion into other recently launched markets
  - France, Italy, Czech Republic, UK
- Growing demand for consumables over time, which increases margins
  - Target operating margin of 25%+ in established markets
- Leverage fixed costs while continuing to invest in marketing

Long-term annual targets:

- Revenue growth of 20%+
- EPS growth of 25%+

sodastream


sodastream
a smarter way to enjoy soda
sodastream

Appendix

Non-IFRS reconciliations

Reconciliation of net income to EBITDA and to adjusted EBITDA (€mm)

	2007	2008	2009	2010 (€)	2010 ($)[1]	Q1-Q3-2010	Q1-Q3-2011
Net income	(1.6)	0.5	7.1	9.7	13.8	6.2	17.1
Interest expense, net	2.2	2.7	2.0	1.5	2.1	1.1	(0.9)
Income tax	0.3	5.0	1.8	1.8	2.5	1.0	2.4
D&A	1.8	2.0	1.6	2.5	3.6	1.8	2.8
EBITDA[2]	2.7	10.2	12.6	15.5	22.0	10.1	21.3
Management fee	0.3	0.5	0.5	2.3	3.2	2.2	-
Share-based payments	0.0	0.2	0.2	1.0	1.4	0.3	3.1
Adjusted EBITDA[3]	3.0	11.0	13.2	18.8	26.7	12.6	24.4

[1] Assumes currency translation rate of €1=$1.4183 (as of March 31, 2011)

[2] EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization; EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance; EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses; EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated

[3] Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the non-cash share-based compensation expense and for the impact of a discontinued management fee expense paid to Fortissimo Capital; we use adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of one-time costs associated with nonrecurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods

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Non-IFRS reconciliations (cont'd)

Reconciliation of net income to adjusted net income (€mm)

	2007	2008	2009	2010 (€)	2010 ($)[1]	Q1-Q3-2010	Q1-Q3-2011
Net income	(1.6)	0.5	7.1	9.7	13.8	6.2	17.1
Management fee	0.3	0.5	0.5	2.3	3.2	2.2	—
Share-based payments	0.0	0.2	0.2	1.0	1.4	0.3	3.1
Income tax effect of the foregoing	(0.0)	(0.1)	(0.1)	—	—	—	—
Adjusted net income[2]	**(1.4)**	**1.2**	**7.7**	**13.0**	**18.5**	**8.8**	**20.2**

[1] Assumes currency translation rate of €1=$1.4183 (as of March 31, 2011)

[2] Adjusted net income is a non-IFRS measure and is defined as net income calculated in accordance with IFRS as adjusted for the impact of Share-Based Compensation and for the impact of the Fortissimo Payments; we use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of one-time costs associated with nonrecurring events and non-cash items such as share-based compensation expense, which can vary depending upon accounting methods

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